                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.       )*
                                           ------

                           Beverly Bancorporation, Inc.
                       ----------------------------------
                               (Name of Issuer)

                          Common Stock, $.01 par value
                       ----------------------------------
                         (Title of Class of Securities)

                                   087830-10-5
                       ----------------------------------
                                  (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of  4  Pages

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CUSIP No. 087830-10-5                 13G                 Page  2  of  4  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Bruno A. Pasquinelli - ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization          U.S.

-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                                          288,210
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                                           0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                                       288,210
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                                       0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     288,210
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     5.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of  4  Pages

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Item 1.        (a)  Name of Issuer:

                    Beverly Bancorporation, Inc.

               (b)  Address of Issuer's Principal Executive Offices:

                    1357 W. 103rd Street
                    Chicago, Illinois 60643

Item 2.        (a)  Name of Person Filing:

                    Bruno A. Pasquinelli

               (b)  Address of Principal Business Office:

                    905 West 175th Street
                    Homewood, Illinois 60430

               (c)  Citizenship:  United States

               (d)  Title of Class of Securities:

                    Common Stock, $.01 par value

               (e)  CUSIP Number: 087830-10-5


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                    Not Applicable.

Item 4.        OWNERSHIP:

               (a)  Amount Beneficially Owned: 288,210 shares

                    This amount includes 25,674 shares of Common Stock held by Beverly Trust Company as trustee of certain trusts, the beneficiary of which is Mr. Pasquinelli.

                    This amount includes 2,000 shares of Common Stock held through the self administered 401-K plan of Pasquinelli Construction Company.

               (b)  Percent of Class:   5.6%

                                Page 3 of 4 Pages

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               (c)  Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 288,210 shares

                    (ii)   shared power to vote or to direct the vote: 0 shares

                    (iii) sole power to dispose or to direct the disposition of: 288,210 shares

                    (iv) shared power to dispose or to direct the disposition of: 0 shares

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    Not Applicable.

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                    Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

                    Not Applicable.

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                    Not Applicable.

Item 9.        NOTICE OF DISSOLUTION OF GROUP:

                    Not Applicable.

Item 10.       CERTIFICATION:

                    Not Applicable.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 1997

                                           /s/Bruno A. Pasquinelli
                                           -----------------------
                                           Bruno A. Pasquinelli


                                Page 4 of 4 Pages